T-Online

02042996

T-Online International AG
Postfach 10 11 52, 64211 Darmstadt

Securities and Exchange Commission
Office of International Corporate
Finance
450 Fifth Street, NW
Washington, DC 20549 USA
Attention: Filing Desk

SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2002
WASH, D.C. 154 SECTION

Ihre Referenzen
Unser Zeichen Investor Relations
Durchwahl Phone direct: +49 6151 680-2930
Datum July 22, 2002
Betrifft T-Online International Group Report Third Quarter 2001

SUPPL

Dear Sirs,

please find enclosed T-Online International's Third Quarter Group Report published on November 6, 2001 regarding the preliminary key figures for the third quarter 2001 (January 1, 2001 to September 30, 2001). The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

D. Dierbolder

Investor Relations
T-Online International AG

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

enclosure

T · Online

Group Report
January 1 to September 30, 2001

www.t-online.de

Highlights

- Third quarter portal revenues exceed second quarter levels by some ten percent.

- EBITDA from T-Online International AG's German business positive two quarters ahead of schedule.

- Gross margin increased to more than 40 percent during the third quarter (from some 27 percent during the second quarter) despite some 133,000 users still in the narrowband flat rate tariff, which is scheduled to be discontinued on December 11, 2001.

- At 9.8 million, subscriber numbers continue to post strong, sustained growth.

- Broadband subscribers are on the rise. The number of T-DSL flat rate users grew to approximately 578,000 by the end of the third quarter.

- First phase of the consolidation of domestic and foreign subsidiaries and associated companies (first-time consolidation on or before June 30, 2001) completed.

T-Online International AG

Contents









Dear Sir, dear Madam, dear Shareholders,

The following report details the development of business during the first nine months of the year 2001.

Business trends

T-Online once again substantially increased efficiency and further adjusted its subscriber portfolio in the third quarter of the 2001 financial year, successfully progressing the campaign to reach profitability while continuing to post strong growth.

T-Online's domestic business operated in the black during the third quarter with EUR 0.9 million in EBITDA (earnings before interest, taxes, depreciation and amortization). Losses in the international business segment were also substantially reduced.

EBITDA – also counting the subsidiaries t-info and T-Online Travel which were fully consolidated for the first time – improved during the third quarter to EUR -34.8 million compared with EUR -56.9 million in the second quarter, a gain of 39 percent.
The third quarter also saw the implementation of measures devised in the previous quarter to consolidate and increase the profitability of T-Online's domestic and foreign subsidiaries.

In the pursuit of T-Online's internationalization strategy, management was replaced at our subsidiaries in Austria and Switzerland, and partly also in France.

T-Online's share price was not immune to the prevailing negative market trend. Viewed year on year, however, it performed considerably better than Germany's NEMAX 50 Neuer Markt index. Under pressure from the negative trend on America's technology-rich NASDAQ exchange in the first eight months of the year and then weighed down even further in September by the terrorist attacks in the United States coupled with the uncertain global political situation that followed, the NEMAX 50 lost some 72 percent of its value during the reporting period. T-Online shares fell in the wake of these events, reaching a low of EUR 4.85 on September 21, 2001. The share price has since recovered to 12.58 EUR (last price Xetra), increasing by 160 percent as of November 15, 2001.

Trends in the subscriber base
T-Online International AG was again able to increase the number of its subscribers substantially during the third quarter of 2001. Subscriber numbers continued to grow at the rapid pace set during the first half of the year. The number of T-Online subscribers rose by some 576,000 during the third quarter alone – from 9,223,000 to 9,799,000. Compared to its subscriber base of September 30, 2000, T-Online has acquired 2.76 million new subscribers over the last twelve months. Its foreign subsidiaries contributed to this growth by acquiring some 681,000 new subscribers within the period of one year.

T-Online subscriber numbers (in millions)

	Sep. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sep. 30, 2000
T-Online AG (domestic business)	8.054	7.553	7.089	6.529	5.979
Subsidiaries and associated companies**					
France	0.682	0.665	0.662	0.581	0.518
Spain/Portugal	0.862	0.820	0.764	0.677	0.483 *
Austria	0.201	0.185	0.157	0.153	0.063
Total	**9.799**	**9.223**	**8.672**	**7.940**	**7.043**

* Ya.com was not yet fully consolidated in the third quarter of 2000. It has, however, been included here to facilitate comparison.
** Consolidated for the first time on or before June 30, 2001.

The number of T-DSL flat rate subscribers has increased by some 489,000 since December 31, 2000 to approximately 578,000. Approximately 88,000 new T-DSL flat rate subscribers were registered during the last month of the third quarter alone. In addition to this group, many T-DSL sub-

T-DSL continues to be a success story for T-Online International AG. For the first time ever, T-DSL accounted for more Internet time than traditional access via modem or ISDN during the third quarter of 2001. As a result, T-Online has established an excellent base for future broadband applications such as T-Vision. The shift to broadband Internet traffic also opens up further potential for improving input costs. T-DSL online minutes are cheaper for T-Online because the T-DSL access provided by Deutsche Telekom already covers feed costs.

The number of T-Online's T-DSL users is also growing continuously. Compared to the previous quarter, the number of T-DSL users increased by more than 70 percent during the third quarter. Today, more than one out of every eight T-Online subscribers in Germany surfs the Net via T-DSL.

T-Online's surftime 30 and surftime 90 rates continue to be particularly popular. The narrowband flat rate with its adverse effects on earnings is becoming less and less important. The financial burden arising from this flat rate will continue to impact results during the current financial year. Some 133,000 subscribers were still using the narrowband rate as of September 30, 2001, compared to some 290,000 at the end of the second quarter and around 470,000 at the end of the first. Most former narrowband flat rate subscribers have opted for one of the new budget rates or the T-DSL flat rate.

T-Online Call Centers

New pay-per-call 0180 telephone numbers went into service for Customer Service (01 80 - 5 30 50 00), the Technology Service Center (01 80 - 5 34 53 45) and the Technology Plus Service Center (01 90 - 5 05 0 51) on July 1, 2001.

The Aktionscenter (customer inquiries and acquisition), Business Homepage and Secure VPN services still have toll-free numbers. The prices set for these 0180 hotlines are part of our new call management system aimed at improving general call quality (i. e., reducing the number of junk calls which have accounted for up to 30 percent of all calls in the past) and optimizing call content that is related to T-Online. Providing information and advice on external products from the Internet realm requires considerably more investment in training; such services are available under 01 90 numbers. A project was launched parallel to this with a view to pooling core competencies, optimizing locations and outsourcing location-specific tasks to professional partners. Both projects are flanked by technical and personnel quality assurance measures aimed at optimizing costs and resources in order to ensure lasting customer satisfaction and customer loyalty.

Revenue development

The positive business performance during the first nine months of the year 2001 also led to a marked increase in T-Online group revenues. T-Online International AG generated EUR 809.3 million in consolidated revenues during the first nine months of the year. This represents a 49.1 percent increase over the same period last year. T-Online's foreign subsidiaries - and Ya.com and Club-Internet in particular - accounted for some nine percent of total revenues.

Access business continues to be the strongest performer. Driven by rapid growth in subscriber numbers and a steady increase in time spent online across all rate categories, revenues in this business segment grew from EUR 468.2 million during the first nine months of 2000 to EUR 684.6 million during the same period this year, an increase of some 46 percent.

Revenues

	Jan. 1-Sep. 30, 2001 thousands of €	Jan. 1-Sep. 30, 2000 thousands of €	change over Jan. 1-Sep. 30, 2000 in %	third quarter 2001 thousands of €	third quarter 2000 thousands of €
Access	684,625	468,203	46	225,398	156,963
Advertising/E-commerce	108,209	61,103	77	40,318	27,844
Other	16,464	13,331	23	4,312	4,825
Total	809,298	542,637	49	270,028	189,632

At EUR 40.3 million, third quarter portal revenues (advertising and e-commerce revenues) posted above-average growth over second quarter levels. Revenues in this segment totaled EUR 108.2 million during the first three quarters of the year, exceeding the amount reported in this segment during the same period in 2000 by some 77 percent.

EBITDA and gross margin

We improved consolidated EBITDA by 39 percent to EUR -34.8 million in the third quarter, following EUR -56.9 million in the second quarter of 2001.

Measures implemented to increase efficiency in Germany and in T-Online's foreign subsidiaries played an important role in this positive development. It is particularly notable that T-Online International AG's EBITDA in its own specific financial statements was positive in the third quarter of 2001 - two quarters earlier than expected.

EBITDA

	third quarter 2001	second quarter 2001	first quarter 2001	fourth quarter 2000
in Mio. €				
T-Online AG domestic business	0.9	(26.2)	(27.0)	(10.8)
Subsidiaries and associated consolidation*	(28.0)	(30.7)	(39.4)	(57.3)
New projects**	(7.7)	0	0	0
Total	**(34.8)**	(56.9)	(66.4)	(68.1)

* Subsidiaries and associated companies that were consolidated for the first time on or before June 30, 2001.

** Subsidiaries and associated companies that were consolidated for the first time after June 30, 2001.

The positive impact on results exerted by the successful migration of customers from the unprofitable narrowband flat rate to other rates is particularly evident here. As expected, this migration has led to, among other things, a marked improvement in the gross margin, from 27.4 percent in the second quarter to more than 40 percent in the third quarter of 2001.

Gross margin

	third quarter 2001	second quarter 2001	first quarter 2001	fourth quarter 2000
thousands of €				
Net revenues	270,028	259,079	280,191	254,534
Goods and services purchased	160,091	191,235	181,546	155,872
Gross margin in %	40.4	27.4	38.3	48.4

The t-info and T-Online Travel companies which were consolidated for the first time reported EUR -7.7 million in EBITDA in the third quarter of 2001.

Recent developments

T-Online unveiled its new T-Online Software 4.0, complete with five new modules - its biggest software launch ever - at this year's Ifa international audio and video fair in Berlin. In addition to completely revamping its e-mail, banking and access software, T-Online also used the opportunity to introduce two new products: T-Online Messenger, an instant messenger known by its acronym, TOM, and a T-Online browser. The new software will boost customer loyalty and increase traffic data for services and portals. Within just a few weeks of its introduction, the new T-Online Software 4.0 had been installed by more than 700,000 users.

Launched simultaneously in Germany and Spain, TOM is T-Online's first international product. Austria, Switzerland and France will be added to the line-up before the end of this year. In each case, the user interface will be tailored to reflect the look and feel of the particular country. Users will, however, be able to communicate with one another across borders. The system's joint technical infrastructure and shared software license enable synergies at technical level. The T-Online Messenger is already being used by approximately 100,000 customers, including some 30,000 in Spain.

As part of its "full experience offer," T-Online launched its first premium services package at an additional charge in mid-August. Targeting heavy users and business customers, its E-Mail Profi includes additional functions such as a 100 MB e-mail box and unlimited e-mails for DM 9.90 a month. More packages are planned for early 2002.

Chat room visitors using T-Online's new Chat&Phone service can trade cyberspace for telephone lines and still maintain their anonymity. This service costs DM 0.81 per minute and user. Chat room frequenters wishing to talk with one another just have to click on the Chat&Phone button for a user-friendly menu that guides them step-by-step through the service. Users receive a 0190 telephone number and a personal access code which are subsequently passed on to the particular chat partner through the chat room.

An attractive extension of modern online communication, T-Online's new Chat&Phone service brings the T-Online community even closer together, making it possible for users to get to know other people and establish new friendships.

Broadband customers represent a strikingly large share of the people making use of T-Online's multimedia offerings. T-DSL customers regularly account for some 50 percent of the viewings of live video transmissions. As part of its activities at this year's Ifa international audio and video fair, T-Online showcased its new T-Vision broadband portal which will start operations during the first quarter of 2002.

Expansion of portal network moving ahead at full steam

T-Online's Starmobility joint venture with DaimlerChrysler AG launched a joint mobility services portal at mercedes-benz.t-online.de on August 23, 2001. Another debut came on August 25 with the start of heute.t-online.de - a news portal developed in cooperation with Germany's ZDF television network. This was followed by T-Online's announcement on August 27 of a new joint venture with Motor-Presse Stuttgart. This undertaking will pool both partners' car-related Internet activities and add auto.t-online.de to T-Online's portal network. The project has already been approved by the boards of both partners and by Germany's Federal Cartel Office. It is slated to "open for business" in the fourth quarter.

In a logical move as it repositions itself, T-Online acquired the remaining shares of Atrada, now a fully-owned subsidiary.

A relaunch of products and services with new content and new tariffs was also undertaken in France. The response to the new offerings has been extremely positive.

T-Online extends its reach

The ongoing development of the content and services offered by T-Online's portal network generated another substantial increase in its reach:
According to Jupiter MMXI, the number of unique visitors to the T-Online global domain grew from 7,201,000 as of December 31, 2000 to 9,074,000 in September 2001. At 41.4 minutes per unique visitor to the www.t-online.de portal, usage intensity reached a new high in September 2001.

T-Online thus continues to be the provider with the greatest reach by far in the German Internet arena. Our vertical portals further expanded their positions in their market segments (as of August: No. 1 in business/finance, news, sports, computers, health, regional news; No. 2 in entertainment, shopping and travel, based on Jupiter MMXI digital media reach statistics). T-Online's business portal posted an approximately 300 percent increase in the number of its unique visitors, from 101,000 in January 2001 to 407,000 in September 2001.

Audiovisual formats reported a particularly sharp increase in traffic, with some live events recording more than 60,000 video viewings. Special highlights during the third quarter included coverage of the Tour de France on the team-telekom.de web site which is marketed by T-Online, the IAAF World Championships in Edmonton, the start of the interactive drama "Online Caroline" and the first anniversary of the Web soap "90sechzig90."

Outlook

T-Online International AG expects steady ongoing growth in its subscriber base. We will continue to encourage customer migration from the narrowband flat rate to other rate models - a process soon to be completed. The narrowband flat rate, which has an adverse impact on earnings, will be discontinued on December 11, 2001, at which time the last of its remaining users will have switched to another tariff.

www.t-online.de has undergone a comprehensive relaunch during the third quarter. Much more than a revamping of the site's design, this relaunch will bring out the programmatic character of T-Online's offerings more than ever with the introduction of a new content structure.

T-Online will also be adding another feature to its e-mail service before the end of the year. Known as Fax&Fon, this convenient new service will allow users to receive fax and voice mail messages through their e-mail box.

Content and e-commerce will be even more tightly interlinked at the shopping portal as part of T-Online's content initiative. Big specials with exclusively priced products and product advertising campaigns are planned for the Christmas shopping season in particular.

We will also be offering new products for business customers starting the first quarter of 2002 in response to the growing demand in this area.

T-Online's new search engine started operation on November 1. By directly integrating the search facility into its own portal network and marketing search engine traffic itself, T-Online will also generate new opportunities for commercializing its enormous reach. The expanded functional performance offered by the new search engine and the seamless intermeshing of search functions with other T-Online products will deliver additional benefits to users. T-Online will also bring the same search engine on board at all its European subsidiaries and associated companies as existing contracts expire. This step will enable a substantial reduction in search engine costs in its international operations in coming years.

Subject to the approval of Germany's Federal Cartel Office, T-Online International AG will join forces with the Axel Springer Verlag (ASV) publishing group - through a subsidiary - with financial effect from January 1, 2002 to become a leading online advertising marketer. T-Online International AG will initially hold 50 percent of the equity in Interactive Media CCSP AG, a Hamburg-based subsidiary of ASV, with the option of acquiring one additional share to give it a majority holding on December 31, 2002. This step will also give T-Online access to an infrastructure that is strategically important for the development and expansion of its portal business.

T-Online's medium-term objective is to rank as one of the top three operators in every market it engages in, now or in the future. It is focussed on reaching the EBITDA break-even point in 36 months for every new project.

With these attractive, innovative products and services, T-Online is laying the groundwork for continued profitable growth and for expanding its leadership position in Germany and Europe.

Overview of the interim consolidated financial statements as of September 30, 2001

The interim consolidated financial statements of T-Online International AG for the first three quarters of 2001 were prepared in compliance with the German Commercial Code (Handelsgesetzbuch - HGB) and the German Stock Corporation Law (Aktiengesetz - AktG). In order to ensure the greatest possible uniformity in reporting under HGB and U.S. GAAP (generally accepted accounting principles), the accounting and valuation principles set forth in the U.S. GAAP applicable on the respective balance sheet date are observed insofar as this is allowed by the options that can be exercised under German commercial law.

Writing on April 2, 2001, the Deutsche Börse AG (the company controlling Germany's main stock exchanges) granted T-Online International AG's request for exemption from the obligation to prepare U.S. GAAP and/or IAS financial statements for FY 2001 contained in the amended Neuer Markt regulatory framework effective from January 1, 2001, on condition that T-Online International AG prepare a statement reconciling its HGB financial statements to U.S. GAAP. The following consolidated financial statements diverge from U.S. GAAP only where the respective sets of accounting principles are both binding. Remaining differences between the application of the HGB and U.S. GAAP are shown in a separate statement of reconciliation.

As of September 30, 2001, the consolidated group consisted of 29 domestic and foreign companies. Besides T-Online International AG, the most important of these companies are:

Consolidated companies	Size of holding
T-Online.ch, Zurich	100%
T-Online.at Internet Service GmbH, Vienna	100%
YACOM INTERNET FACTORY S.A., Madrid	100%
Atrada Trading Network AG, Nuremberg	100%
t-info GmbH, Munich	100%
T-Online France SAS/Club-Internet SAS, Paris	99.9%
T-Online Travel AG, Munich	75.1%
daybyday media GmbH, Hamburg	61.78%
Associated companies	
Star Mobility GmbH (formerly Manego), Stuttgart	49%
T-Motion plc., London	40%
WSI Webseek Infoservice GmbH & Co. KG, Hamburg	25%
Booxtra GmbH & Co. KG, Augsburg	25%
comdirect bank AG, Quickborn	21.35%

Consolidated statement of income

	third quarter 2001	third quarter 2000	Jan. 1 – Sep. 30, 2001	Jan. 1 – Sep. 30, 2000	Full year 2000
thousands of €					
Net revenues	**270,028**	189,632	**809,298**	542,637	797,171
Other operating income	**(742)**	40,952	**11,151**	51,614	76,101
Of which: comdirect dilution proceeds	**-**	39,175	**-**	39,175	39,175
Goods and services purchased	**(160,091)**	(132,850)	**(532,872)**	(325,680)	(481,552)
Personnel costs	**(32,955)**	(25,835)	**(98,184)**	(55,094)	(85,309)
Depreciation and amortization Of which: amortization of	**(99,455)**	(78,733)	**(311,881)**	(161,688)	(259,354)
from goodwill arising from consolidation	***(87,371)***	*(69,370)*	***(277,242)***	*(137,050)*	*(222,086)*
Other operating expenses	**(111,018)**	(74,529)	**(347,458)**	(227,829)	(388,886)
Financial income, net	**17,294**	29,301	**69,239**	50,567	82,763
Of which: net interest income	***40,957***	*44,310*	***128,690***	*78,255*	*123,661*
Results from ordinary business activities	**(116,939)**	(52,062)	**(400,707)**	(125,473)	(259,066)
Extraordinary income (losses) (IPO)	**-**	(5,412)	**-**	(113,954)	(146,398)
Taxes	**953**	(563)	**16,386**	(944)	(403)
Net loss	**(115,986)**	(58,037)	**(384,321)**	(240,371)	(405,867)
(Income) Losses applicable to minority shareholders	**(2,022)**	4,608	**459**	7,640	16,148
Group unappropriated net loss	**(118,008)**	(53,429)	**(383,862)**	(232,731)	(389,719)
Group (loss) per share in €	**(0.10)**	(0.04)	**(0.31)**	(0.19)	(0.32)

On top of the EBITDA of EUR -158,065,000, this net loss was primarily due to EUR 277,242,000 in goodwill amortization expense. EBITDA totaled EUR -34,778,000 in the third quarter, compared to EUR -2,630,000 during the third quarter of 2000.

Disregarding special effects such as the EUR 39 million for comdirect, EBITDA was approximately EUR -53.5 million in 2000.

Statement of shareholders' equity

	Subscribed capital		Additional paid-in capital	Difference from currency translation	Net income (loss)	Minority interests	Total
	Shares issued and outstanding in thousands	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance as of Jan. 1, 2000	**10,000**	**25,565**	**10,226**	**-**	**1**	**-**	**35,792**
Consolidation changes	-	-	-	-	(1,287)	-	(1,287)
Capital increase out of company funds		4,435	(4,435)	-	-	-	-
Stock split (three for one)	20,000						
Capital increase through cash contribution by Deutsche Telekom	970,000	970,000	-	-	-	-	**970,000**
Distribution of unappropriated net income by T-Online AG	-	-	-	-	(1)	-	**(1)**
Proceeds from IPO	114,100	114,100	2,966,080	-	-	-	**3,080,180**
Capital increase through non-cash contributions	94,508	94,508	2,457,215	-	-	-	**2,551,723**
Difference from currency translation		-	-	157	-	-	**157**
Minority interests at time of initial consolidation	-	-	-	-	-	7,670	**7,670**
Consolidated net income (loss) Jan. 1-Sep. 30, 2000	-	-	-	-	(232,731)	(7,640)	**(240,371)**
Balance as of Sep. 30, 2000	**1,208,608**	**1,208,608**	**5,429,086**	**157**	**(234,018)**	**30**	**6,403,863**
Difference from currency translation		-	-	(581)	-	-	(581)
Consolidation changes	-	-	-	-	625	9,998	10,623
Capital increase through non-cash contributions	15,250	15,250	332,766			-	348,016
Consolidated net income (loss) Jan. 1-Dec. 31, 2000					(156,988)	(8,508)	(165,496)
Balance as of Dec. 31, 2000	**1,223,858**	**1,223,858**	**5,761,852**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Difference from currency translation				(26)			(26)
Consolidation changes			12,453		3,944	1,956	18,353
Consolidated net income (loss) Jan. 1-Sep. 30, 2001					(383,862)	(459)	(384,321)
Balance as of Sep. 30, 2001	**1,223,858**	**1,223,858**	**5,774,305**	**(450)**	**(770,299)**	**3,017**	**6,230,431**

Consolidated balance sheet

	Sep. 30, 2001 thousands of €	Dec. 31, 2000 thousands of €	Sep. 30, 2000 thousands of €
ASSETS			
Outstanding capital contributions	-	1,231	
Noncurrent assets	**2,699,111**	2,991,841	**2,587,972**
Intangible assets	1,985,021	2,249,434	1,845,352
Property, plant and equipment	66,000	50,727	37,801
Financial assets	648,090	691,680	704,819
Current assets	**3,776,754**	4,033,266	**4,102,328**
Inventories, materials and supplies	2,143	1,366	739
Liabilities and other assets	3,427,016	2,968,924	2,039,321
Marketable securities	10,435	8,382	6,707
Liquid assets	337,160	1,054,594	2,055,561
Deferred tax assets, prepaid expenses and deferred charges	**33,380**	15,753	**11,421**
Total	**6,509,245**	7,042,091	**6,701,721**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**6,230,431**	6,596,425	**6,403,863**
Subscribed capital	1,223,858	1,223,858	1,208,608
Additional paid-in capital	5,774,305	5,761,852	5,429,086
Currency translation	(450)	(424)	157
Net loss	(770,299)	(390,381)	(234,018)
Minority interests	3,017	1,520	30
Accruals	**184,070**	95,145	**94,294**
Pensions and similar obligations	4,145	3,043	2,354
Other accruals	179,925	92,102	91,940
Liabilities	**90,610**	346,782	**200,371**
Liabilities to banks	3,904	3,404	5,320
Trade accounts payable	51,002	64,483	18,855
Liabilities to other group companies, subsidiaries and associates	26,184	267,905	166,062
Other liabilities	9,520	10,990	10,134
Deferred income	**4,134**	3,739	**3,193**
Total shareholders' equity and liabilities	**6,509,245**	7,042,091	**6,701,721**

Consolidated statement of cash flows

	Jan. 1-Dec. 30, 2001 thousands of €	Jan. 1-Dec. 30, 2000 thousands of €
Net cash (used for)/provided by operating activities	**(256,606)**	**159,589**
Consolidated loss (last year before extraordinary expenses)	(383,862)	(118,777)
Depreciation and amortization of noncurrent assets	311,881	161,688
Net interest expense	(128,690)	(78,255)
Interest received	155,899	33,203
Results from associated companies	59,452	27,688
Changes in accruals	89,162	39,579
Changes in trade accounts receivable	(8,459)	(5,407)
Changes in trade accounts payable	(13,481)	(2,870)
Other changes (of which: offsetting of trade accounts payable from previous years in Sep. 2001: (242,825))	(338,508)	102,740
Net cash used for investing activities	**(175,829)**	**(3,807,147)**
Net change in short-term investments (> 3 months to maturity) and marketable securities (transfer only)	(122,052)	(3,732,059)
Cash outflows from investments in intangible assets	(14,902)	(3,595)
Cash outflows from investments in financial assets	(7,788)	(20,543)
Cash outflows from investments in property, plant and equipment	(32,303)	(22,323)
Other changes	1,216	(28,627)
Net cash provided by financing activities	**501**	**3,902,551**
Increases in shareholders' equity	-	1,084,100
Proceeds of IPO	-	2,858,659
Repayment of loan from the parent Deutsche Telekom	-	(50,976)
Other changes	501	10,768
Net increase in cash and cash equivalents (duration up to 3 months)	**431,934**	**254,993**
Cash and cash equivalents at the start of the period	**2,657,594**	**25,568**
Cash and cash equivalents at the end of the period	**2,225,660**	**280,561**

Net cash used for operating activities totaled EUR 256,606,000 during the first nine months of the year. This figure is primarily the result of offsetting current trade accounts payable from previous years against EUR 242,825,000 (including interest) in fixed-term deposits with the parent company. EUR 122,052,000 of the EUR 175,829,000 in net cash used for investing activities entailed the reinvestment of liquid assets as deposits with fixed terms of more than three months.

Consolidation changes

T-Online International AG pushed ahead with its national and international expansion during the last financial year. To facilitate this growth, it had acquired participating interests in several domestic and foreign companies during the 2000 financial year. This needs to be taken into account when making year-on-year comparisons.

Revenues

	Jan. 1-Sep. 30, 2001 thousands of €	Jan. 1-Sep. 30, 2000 thousands of €	Absolute difference	Full year 2000 thousands of €
Access	684,625	468,203	216,422	665,916
Advertising/E-commerce	108,209	61,103	47,106	109,984
Other net revenues	16,464	13,331	3,133	21,271
Total	**809,298**	542,637	266,661	797,171

T-Online International AG generated EUR 809,298,000 in consolidated revenues during the first nine months of 2001. This represents a 49 percent increase over the same period last year. With revenues of EUR 67,140,000, our subsidiaries - particularly T-Online France and Ya.com - also contributed to this increase. However, even without T-Online's consolidated subsidiaries, revenues increased by 44 percent, primarily due to the fast-growing access and advertising-/e-commerce areas.

Personnel

Personnel costs

	Jan. 1-Sep. 30, 2001 thousands of €	Jan. 1-Sep. 30, 2000 thousands of €	Absolute difference	Full year 2000 thousands of €
Wages and salaries	(80,091)	(45,682)	(34,409)	(69,522)
Social security contributions and expenses for pension plans and benefits	(18,093)	(9,412)	(8,681)	(15,787)
Total	**(98,184)**	(55,094)	(43,090)	(85,309)

T-Online International AG's personnel costs during the first nine months of 2001 increased by 78 percent over the same period in 2000. This was due in part to a significant, 55 percent increase in the average number of persons employed by the group compared with the figure for the first three quarters of 2000. This increase in personnel arose primarily from the first-time consolidation of newly acquired companies and a continuing personnel build-up at the parent company.

Average number of employees

	Jan. 1-Sep. 30, 2001	Jan. 1-Sep. 30, 2000	Absolute difference	Full year 2000
T-Online International AG	1,850	1,287	563	1,413
T-Online France/Club-Internet	466	373	93	293
Ya.com	237	–	237	61
Other subsidiaries and associated companies	167	99	68	106
T-Online International AG Group	**2,720**	1,759	961	1,873
Trainees/student interns	53	15	38	30

The average number of employees increased by 961. Translated into full-time equivalents (as of the respective reporting date) and excluding trainees and student interns, the number of employees fell by 88, from 2,694 on December 31, 2000 to 2,606 on September 30, 2001. Two opposing trends are at work here: T-Online International AG reported a decline of 153 employees (mostly at its call centers), while subsidiaries and associated companies increased their staffing levels slightly.

Depreciation and amortization

	Jan. 1-Sep. 30, 2001 thousands of €	Jan. 1-Sep. 30, 2000 thousands of €	Absolute difference	Full year 2000 thousands of €
Amortization of intangible assets				
Of which: amortization	(295,842)	(151,614)	(144,228)	(244,229)
of goodwill	*(277,242)*	*(137,050)*	*(140,192)*	*(222,086)*
Depreciation of property, plant and equipment	(16,039)	(10,074)	(5,965)	(15,125)
Total depreciation and amortization	**(311,881)**	(161,688)	(150,193)	(259,354)

Compared to the prior-year period, depreciation and amortization increased substantially during the first three quarters of 2001. Goodwill amortization following in the wake of company acquisitions in the course of 2000 was a major factor here. This item included EUR 17,232,000 in provisions for risks in connection with Atrada. All in all, depreciation and amortization increased by EUR 150,193,000 over the level reported for the same period in 2000.

Investments

	Jan. 1-Sep. 30, 2001 thousands of €	Full Year 2000 thousands of €
Intangible assets	31,648	2,400.062
Property, plant and equipment	32,288	41,056
Financial assets	7,788	732,075
Total	**71,724**	**3,173.193**

T-Online International AG invested EUR 71,724,000 - mostly in new intangible assets and property, plant and equipment - during the first nine months of the year 2001. The 2000 financial year was distinguished primarily by the accrual of goodwill (EUR 2,393,460,000) in connection with the acquisition of domestic and foreign subsidiaries.

Cash and cash equivalents

	Sep. 30, 2001 thousands of €	Dec. 31, 2000 thousands of €
Cash in banks/petty cash and deposits with Deutsche Telekom AG	3,579,660	3,891,594

Cash and cash equivalents decreased by approximately EUR 312 million between December 31, 2000 and September 30, 2001. This was primarily due to T-Online International AG's redemption of debt owed to Deutsche Telekom, for which it used fixed-term deposits of EUR 243 million with Deutsche Telekom and the interest generated by these deposits.

Consolidated statement of cash flows

Net cash used for/provided by operating activities

Net cash used for operating activities totaled EUR 256,606,000 during the first nine months of this year, as the consolidated net loss generated a cash outflow on the operating side. An important factor influencing cash flow for operating activities was the offsetting of current trade accounts payable to Deutsche Telekom against T-Online International AG's fixed-term deposits with the parent company of EUR 243 million.

Net cash used for investing activities

Net cash of EUR 176 million was used for investing activities during the first nine months of 2001, due primarily to a transfer of funds out of short-term investments (< 3 months) and into longer-term ones (> 3 months). These did not involve any new capital expenditure in the business sense.

Net cash provided by financing activities

During the first nine months of 2001, EUR 0.5 million of net cash was provided by financing activities.

Other disclosures

Comments regarding subscription rights for officers and employees pursuant to Section 160 (1), items 2 and 5 of the German Stock Corporation Law (Aktiengesetz).

A Stock Option Plan 2000 for company specialists and managers was adopted by an Extraordinary Shareholders' Meeting of T-Online International AG before the company's initial public offering last year. Following a specified holding period, stock options issued last year on the basis of this plan may be exercised when an absolute performance target (a 40 percent increase in the stock price over the reference price) and a relative performance target (the stock must outperform the Dow Jones Euro Stoxx Telecommunications index by 20 percent) have been met.

The following quantities of T-Online stock and stock options were held by members of the T-Online International AG Board of Management and Supervisory Board as of September 30, 2001: Mrs. Altmeyer, 1,000 shares and 35,445 options; Mr. Beaujean, 550 shares and 35,445 options; Mr. Danke, 1,085 shares and 42,148 options, Mr. Graßmann, 1,050 shares and 52,820 options; Mr. Holtrop, 2,500 shares and 141,780 options. Of the members of the Supervisory Board, Dr. Sommer, Dr. Eick, Mr. Hedberg and Mr. Brauner each held 2,000 shares as of September 30, 2001. Mr. Gallus held 400 and Mrs. Jackson 50. Supervisory Board members Dr. Käsbeck, Mr. Häuser, Mr. Hoch, Dr. Rolle and Mr. Lagardère do not hold any T-Online stock. None of the Supervisory Board members held stock options as of September 30, 2001. Further information in this regard can be found in the annex to the 2000 Annual Report.

The Stock Option Plan 2000 was not competitive, mainly due to obstacles to the exercise of options and to the fact that it had to be recognized as expense in the financial statements. For this reason, the Stock Option Plan 2001 has been organized as a "premium-priced plan" which enables T-Online International AG to offer its employees and executives attractive remuneration while also reporting issued stock options in a way that does not affect income. Consequently, the basic difference to the Stock Option Plan 2000 is that this year's plan does not require a comparison with an index – in other words, that T-Online stock outperform the Dow Jones Euro Stoxx Telecommunications by 20 percent – nor the satisfaction of an absolute performance target.

The premium applied is 25 percent. Options will be issued over a five-year period and will be valid for ten years. Individuals may exercise a maximum of 50 percent of their options following a two-year holding period and 100 percent following a three-year holding period.
The first tranche was issued on August 13, 2001.

Reconciliation of net income under German GAAP (HGB) to U.S. GAAP

	Jan. 1-September 30, 2001 thousands of €	2000 as a whole thousands of €
Net income/(loss) under German GAAP	**(383,862)**	(389,719)
Intangible assets	11,598	15,465
Share offering costs	–	146,398
Capitalization of software costs	10,542	2,674
Acquisition of Ya.com stake	(19,142)	(6,598)
Other differences	9,561	168
Differing effects of income taxes	(7,965)	(41,656)
Net income/(loss) under U.S. GAAP	**(379,268)**	(273,268)

The major item in the reconciliation for FY 2000 was the direct offsetting of share offering costs (net of tax) against shareholders' equity. The differences seen in the period under review were primarily due to differences in the valuation of intangible assets (including software) and with regard to the acquisition of Ya.com, as well as to valuation and value differences in deferred taxes. Under U.S. GAAP, shareholders' equity was EUR 6,291,857,000 as of September 30, 2001 (December 31, 2000: EUR 6,660,638,000).

Board of Management

Darmstadt, November 2001
T-Online International AG

T-Online International AG
Investor Relations
P.O. Box 10 11 52,
D-64211 Darmstadt, Germany
Telephone: ++49 (0) 61 51/6 80-29 29
Telefax: ++49 (0) 61 51/6 80-2 99
Internet: www.t-online.de
E-mail: ir@t-online.net

T-Online International AG
Postfach 10 11 52, 64211 Darmstadt

Securities and Exchange Commission
Office of International Corporate
Finance
450 Fifth Street, NW
Washington, DC 20549 USA
Attention: Filing Desk

Ihre Referenzen
Unser Zeichen Investor Relations
Durchwahl Phone direct: +49 6151 680-2930
Datum July 22, 2002
Betrifft T-Online International Group Report Half Year 2001

Dear Sirs,

please find enclosed T-Online International's Half Year Group Report published on August 29, 2001 regarding the preliminary key figures for the half year results 2001 (January 1, 2001 to June 30, 2001). The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

enclosure

T-Online International AG
Hausanschrift Waldstraße 3, 64331 Weiterstadt
Postanschrift Postfach 10 11 52, 64211 Darmstadt
Telekontakte Telefon (0 61 51) 6 80-0, Telefax (0 61 51) 6 80-6 80, eMail T-Online@t-online.de
Konten Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Aufsichtsrat Dr. Ron Sommer (Vorsitzender)
Vorstand Thomas Holtrop (Vorsitzender), Veronika Altmeyer, Rainer Beaujean, Eric Danke, Burkhard Graßmann
Handelsregister Amtsgericht Darmstadt, HRB 7641

T · · Online

Group Report
January 1 to June 30, 2001

www.t-online.de

T-Online International AG

Contents

Dear Sir, dear Madam, dear Shareholders,

We are offering you detailed information on the first six months of business 2001 in the form of this report.

Business trends

In first-half 2001, T-Online International AG continued its success story as a leading online and internet service provider. Within a highly dynamic market, it significantly expanded its position as market leader. Key features of this performance were the trend for subscriber figures in Germany and Europe, the strong increase in sales in the access and portal businesses, and the fact that the Company passed major milestones en route to establishing T-Online as the leading European internet media network.

The subscriber trend demonstrates that growth continues at the high level we have already achieved. In the first six months of 2001 alone, approximately 1.3 million new subscribers were added to the subscriber base, increasing the subscriber base to more than 9.2 million subscribers in Europe, an increase of 45 percent over the 6.4 million T-Online International AG access subscribers in the first half of 2000. This growth was also fostered by our subsidiaries outside Germany, who have been able to add approximately 800,000 new subscribers within the space of one year.

T-Online subscribers

in millions	June 30, 2001	June 30, 2000	Change in % June 30, 01/00	Dec. 31, 2000
T-Online	7.553	5.483	38	6.529
Club-Internet	0.665	0.511	30	0.581
Ya.com	0.820	0.350*	134	0.677
T-Online.at	0.185	0.013	n.m.	0.153
Total	**9.223**	**6.357**	**45**	**7.940**

*Ya.com was not fully included in the consolidation in Q2 2000 but has been factored in here for the purpose of better comparability.

With approximately 335,000 T-DSL flatrate subscribers, the number of clients in this tariff group was 77 percent higher than in the first quarter of 2001. In June alone, double as many clients opted for this tariff as on average in prior months. *Moreover, a large number of T-DSL subscribers also use* other T-Online tariffs. We are seeing unabated growth in the new budget tariffs introduced in the first quarter of 2001. Approximately 300,000 subscribers were using these tariffs at the end of June 2001.

Especially popular are our new surftime 30 and surftime 90 tariffs. In other words, the loss making narrow-band flatrate, is further dwindling in significance, even if the costs will continue to negatively impact earnings in the current year as the flatrate contracts expire.

Alongside the increasing number of subscribers, in first-half of 2001 T-Online International AG boosted total net revenue from EUR 353 million in the first-half of 2000 to approx. EUR 539 million. Total revenues thus rose 53 percent as com*pared to the same period last year. Our foreign subsidiaries,* in particular Club-Internet in France and Ya.com in Spain, generated approximately eight percent of total revenues.

The strongest revenue driver remains our access business. In this field we increased revenues from EUR 311.2 million in the first-half of 2000 to EUR 459.2 million as at June 30, 2001, or by 48 percent. The reasons for this are: both the strong growth in the number of subscribers and the steadily increasing use of all our rates, in particular our "eco" tariff. The migration of flatrate subscribers in the narrow-band

area into new budget tariffs together with seasonal user fluctuation, led to a slight decrease in access revenues compared with the first quarter of 2001, as expected.

In portal business, we more than doubled revenues over first-half of 2000. Revenues in this segment amounted to EUR 67.9 million. Against the downward market trend, we increased portal revenues compared with the first quarter of 2001 from EUR 31.3 million by approx. 17 percent to almost EUR 36.6 million in the second quarter of 2001. The loss before interest, taxes and depreciation was reduced from EUR 66.4 million in the first quarter of 2001 by 14 percent to EUR 56.9 million in Q2 2001. This is primarily attributable to the successful migration of subscribers from our loss-making narrow-band flatrate to other tariffs as well as the first positive impact of cost-cutting measures inside Germany and at our foreign subsidiaries. Owing to the comprehensive measures to enhance efficiency levels, the Group also anticipates that EBITDA will improve further in the coming quarters.

	Jan. 1 - June 30, 2001 millions of €	Jan. 1 - June 30, 2000 millions of €	Change over H1 2000 %	Q2 2001 millions of €	Q2 2000 millions of €
Access	459.2	311.2	48	217.4	157.6
Advertising/e-commerce	67.9	33.3	104	36.6	17.2
Other	12.2	8.5	44	5.1	4.4
Total	539.3	353.0	53	259.1	179.2
EBITDA	-123.3	-11.7	n.m.	-56.9	-17.5

The content offensive launched in the Spring is already achieving clear results and making progress:
One result of the content offensive has been our partnership with the ERGO insurance group. Together with ERGO,at www.foederrente.de, T-Online has started an information portal relating to private old age-pension plans. This portal ably covers all requirements relating to the topic: from initial information, individual calculation of state subsidies, via the corresponding insurance packages and services through to online contracts. In addition, the partnership with ERGO represents one of the most significant e-commerce deals closed in the German internet market.

Since June, internet users have been able to access comprehensive information relating to wellness and healthcare by clicking the new "Health" button on the start page. The new portal covers all aspects such as reference works, fitness, shopping through to individual recommendations by doctors. Focal themes are given greater depth in the specials and background reports, not to mention the weekly chats with experts. All in all, T-Online has created an unmistakable image of its own here.

In other sections, the video chats that T-Online has produced itself have emerged as a real highlight. The T-Online program includes not only regular chats with experts but also event chats with well known personalities. The product's special quality is revealed by what are for the internet unusually high user access times. A large number of the chats attract an average usage of more than 15 minutes and at times over 20 minutes per user. This figure can definitely compete with the times achieved by comparable TV shows.

The expansion in content and service on the T-Online portals has led to a large increase in the number of page impressions, with traffic more than doubling over the same period last year. While the ad-related online offerings registered with IVW for the German WWW saw 37-percent growth in page impressions from July 2000 to June 2001, during the same period T-Online achieved an increase of 71 percent, well above the market average. If the first half of 2001 is compared with the first half of 2000, the figure actually increased by 119 percent.

It bears mentioning here that T-Online succeeded in achieving this favourable growth in users in what was, owing to seasonal conditions, a weaker market. While average usage time in the internet fell overall from January to June, T-Online managed to further expand its products during the same period, against the market trend and boosting average usage time from 61.7 to 69.8 minutes (source: Jupiter MMXI). The reach of the T-Online portal remained steady during the first half – at over 50 percent of all private internet users. In other words, T-Online remains Germany's no. 1 portal, a long way ahead of the rest.

Outlook

As part of consistently pressing ahead with its corporate strategy, T-Online will accelerate its transformation from an internet access provider into an internet media network. Alongside additional steps to boost efficiency and to exploit further potential synergies within the Group, the focus will also be on swiftly expanding the range of content and services. This expansion will go in two strategic directions. Firstly, the portfolio of services afforded by our portal www.t-online.de will be extended to include new topics and target-group-specific portals as well as a large number of our own activities – it will thus emerge as a multi-faceted portal network. Secondly, we are entering into strategic alliances, together with our partners supplementing the T-Online portal network by means of independent, co-branded and exclusive Websites.

The strategic partnership between T-Online and DaimlerChrysler has already borne fruit in the form of the Mercedes-Benz portal which recently went online. A lifestyle-oriented set of products for the Smart car driver target group will soon follow. The Mercedes-Benz portal will make available brand- and auto-specific data as well as information of interest to any car driver. Since the information and services can be downloaded not only through the PC-based internet, but also via mobile data services such as WAP, GPRS, SMS and in the future UMTS, too, the co-operation comprises an important stepping stone along the path to establishing T-Online everywhere. In this way, T-Online can lock into new user fields and a large new potential subscriber base.

The second half will also see us consistently pushing forward with the policy initiated at the beginning of the year of entering strong-growing e-commerce markets of the future. As planned, T-Online Travel AG – founded together with the two leading tourism groups C&N Touristic AG (now operating as Thomas Cook AG) and Preussag AG – will launch this year. This virtual travel agency will have a design and a navigation system reflecting that of T-Online and will be integrated into the existing portals. The range of products includes everything relating to holidays, i.e. lump-sum, last-minute and special travel as well as city trips. The users cannot only store their own personal profiles and individual travel plans, but clients are also offered numerous mutually independent possibilities for combining products.

As early as the International Radio & TV Fair in Berlin, our pioneering content partnership with ZDF will go online. Named heute.t-online.de, it will be a primarily programming-related and ad-free news and information service, further enhancing the appeal of the T-Online portal network. The goal: to establish heute.t-online.de as the leading news portal in Germany.

As a new portal, before the year is out T-Online will introduce a junior portal for the 6-12 year-olds, offering a broad range of specific contents for these adolescents. In the area of sports and entertainment, T-Online will likewise realise a wealth of new offerings featuring premium content. For example, on each day German first soccer league matches are played one "top game" will be accompanied by T-Online in the stadium – in the form of interviews and chats. Pre-match reports and post-match analysis in the form of video streams will round the product out. In the field of entertainment, one special focus will be on expanding the range of online games made available. The online version of the popular mah-jong board game has proved to be the first traffic booster, and it will be followed by additional exclusive offerings.

With our virtual pen-pal Online Caroline another exclusive and innovative format is being continued – it stands out for the especially intensive form in which it involves the user and the way it fully exploits the potential of the internet.

We are likewise steadily expanding our financial and business portal and extending it to include additional areas such as "financial planning" and "online hire-purchase loans". The information and enquiries portal t-info is also being further developed step by step.

In the form of T-Vision, T-Online is presenting a new broadband portal for the first time on the occasion of the International Radio & TV Fair in Berlin – it will bundle high-quality audio and video content for the growing number of T-DSL clients. In the future, T-Vision will offer users attractive products from a variety of areas such as film, music, games and events; be it exclusive film previews, multiplayer online games or multi-media shows.

With this attractive range of products, innovative services and top-rate quality – a unique line, and not just in Germany – T-Online has created the best possible basis for profitable growth and the expansion of its leading position in Germany and Europe.

Overview of the Group Interim Report as at June 30, 2001

The Group interim financial statements for T-Online International AG for the first six months of 2001 have been prepared in line with the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The accounting and valuation principles applied are those US Generally Accepted Accounting Principles (US-GAAP) valid at the respective accounting date to the extent that this is permissible under the options afforded by German commercial law in order to ensure reporting that is as uniform as possible under German GAAP and US-GAAP.

In its Communication of April 2, 2001 Deutsche Börse AG responded in the affirmative to T-Online International's application for exemption from the change to the Regulations for the Neuer Markt segment of the Frankfurt Stock Exchange as at January 1 2001 pursuant to which financial statements for business 2001 be prepared pursuant to US-GAAP on the condition that the Company prepare a statement of reconciliation of HGB and US-GAAP. The present Group interim report thus departs from a report prepared according to US-GAAP only to the extent that the respective mandatory regulations differ. Any remaining differences between German GAAP and US-GAAP are presented in a separate reconciliation.

In addition, we have voluntarily adopted the concept of structured quarterly reporting as recommended by the Neuer Markt regulators. This entails above all a minimum pre-defined structure for reports, making it easier for the market to identify and compare the relevant corporate data. We have tackled this task and are bringing the concept to bear although it is not yet mandatory.

As at June 30, 2001, the consolidation included 28 companies inside and outside Germany. In addition to T-Online International AG the principal subsidiaries and associated companies are:

Subsidiaries	Shareholding
T-Online.ch, Zürich	100 %
T-Online.at, Internet Service GmbH, Vienna	100 %
YACOM INTERNET FACTORY S.A., Madrid	100 %
T-Online France SAS/Club-Internet SAS, Paris	99.9 %
daybyday media GmbH, Hamburg*	55.03 %
Atrada Trading Network AG, Nuremberg	51 %
Associated companies	
T-Motion plc., London	40 %
WSI Webseek Infoservice GmbH & Co. KG, Hamburg	25 %
Booxtra GmbH & Co. KG, Augsburg	25 %
comdirect bank AG, Quickborn	21.35 %
Other participations	
t-info GmbH, Munich	100 %
Star.Mobility GmbH, Stuttgart	49 %

* Following June 30, 2001 a further 6.76 percent was acquired.

Consolidated Statement of Income

thousands of €	April 1–June 30, 2001	April 1–June 30, 2000	Jan. 1–June 30, 2001	Jan. 1–June 30, 2000	2000 as a whole
Net revenue	**259,079**	179,163	**539,270**	353,005	797,171
Other operating income	**3,168**	1,879	**11,893**	10,662	76,101
Goods and services purchased	**(191,235)**	(95,952)	**(372,781)**	(192,830)	(481,552)
Personnel costs	**(31,397)**	(17,811)	**(65,229)**	(29,259)	(85,309)
Depreciation and amortization	**(114,593)**	(75,874)	**(212,426)**	(82,955)	(259,354)
of which goodwill amortization from the capital consolidation	***(107,282)***	*(63,813)*	***(189,871)***	*(67,680)*	*(222,086)*
Other operating expenses	**(96,488)**	(84,767)	**(236,440)**	(153,300)	(388,886)
Financial income (expense) net	**26,203**	20,000	**51,945**	21,266	82,763
of which interest income	***41,826***	*32,679*	***87,733***	*33,945*	*123,661*
Results from ordinary business activities [1]	**(145,263)**	(73,362)	**(283,768)**	(73,411)	(259,066)
Extraordinary income/loss (IPO)	**–**	(87,008)	**–**	(108,542)	(146,398)
Taxes	**(64)**	238	**15,433**	(381)	(403)
Net loss	**(145,199)**	(160,608)	**(268,335)**	(182,334)	(405,867)
Profit/loss applicable to minority shareholders	**(451)**	(3,032)	**2,481**	3,032	16,148
Group unappropriated net loss	**(144,748)**	(157,576)	**(265,854)**	(179,302)	(389,719)
Group loss per share in €	**(0.12)**	(0.13)	**(0.22)**	(0.15)	(0.32)

In the second quarter 2001, we posted a loss before interest, taxes and depreciation of EUR 56,872 thousand as against a loss of EUR 66,415 thousand in the first quarter, an improvement of 14 percent.

Statement of Shareholders' Equity

	Capital stock		Additional paid-in capital	Currency translation	Unappropriated net	income/loss	Total
	Shares issued and outstanding (in thousands)	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance at Jan. 1, 2001	**1,223,858**	**1,223,858**	**5,761,852**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Currency translation				(36)			(36)
Changes in the composition of the T-Online Group			12,453		1,519	1,544	15,516
Net loss Jan. 1–June 30, 2001					(265,854)	(2,481)	(268,335)
Balance at June 30, 2001	**1,223,858**	**1,223,858**	**5,774,305**	**(460)**	**(654,716)**	**583**	**6,343,570**

Consolidated balance sheet

	June 30, 2001 thousands of €	Dec. 31, 2000 thousands of €
ASSETS		
Outstanding contributions		1,231
Noncurrent assets	**2,863,692**	2,991,841
Intangible assets	2,068,142	2,249,434
Property, plant and equipment	63,787	50,727
Financial assets	731,763	691,680
Current assets	**3,757,365**	4,033,266
Inventories, materials and supplies	3,172	1,366
Receivables and other assets	3,480,900	2,968,924
Marketable securities	16,896	8,382
Liquid assets	256,397	1,054,594
Prepaid expenses, deferred charges and deferred taxation	**33,524**	15,753
Total	**6,654,581**	7,042,091
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	**6,343,570**	6,596,425
Capital stock	1,223,858	1,223,858
Additional paid-in capital	5,774,305	5,761,852
Currency translation differences	(460)	(424)
Unappropriated net loss	(654,716)	(390,381)
Minority interest	583	1,520
Accruals	**150,095**	95,145
Pensions and similar obligations	3,766	3,043
Other accruals	146,329	92,102
Liabilities	**156,892**	346,782
Liabilities due to banks	8,939	3,404
Trade accounts payable	50,051	64,483
Liabilities to Deutsche Telekom Group companies and to other companies in which an equity interest is held	89,067	267,905
Other liabilities	8,835	10,990
Deferred income	**4,024**	3,739
Total	**6,654,581**	7,042,091

The number of shares before T-Online's IPO was 1,000,000,000 units. Owing to capital increases on the occasion of the IPO incl. the greenshoe (114,100,000 units), for Club-Internet (69,633,116 units), comdirect (24,875,189 units) and for Ya.com (15,249,984 units), the total number of shares rose to 1,223,858,289 units.

Consolidated statement of cash flows

	Jan. 1–June 30, 2001 thousands of €	Jan. 1–June 30, 2000 thousands of €
Net cash for/from operating activities	(186,463)	62,582
Net loss (for H1 2001 excl. extraordinary expenses)	(265,854)	(70,760)
Depreciation and amortization	212,426	82,955
Interest expense	(87,733)	(33,944)
Interest income	114,222	3,742
Earnings from associated companies	35,788	12,679
Increase in accruals	54,950	80,285
Decrease in trade accounts receivable	(28,970)	(1,302)
Increase/decrease in trade accounts payable	(14,538)	12,370
Other changes	(206,754)	(23,443)
Net cash for/form investing activities	558,232	(2,917,168)
Changes in cash > 3 months and marketable securities	661,487	(2,876,348)
Purchase of financial asset	(76,241)	(29,018)
Capital expenditure on property, plant and equipment	(24,063)	(16,791)
Other changes	(2,951)	4,989
Net cash from financing activities	5,534	3,920,131
Increase in share capital		1,084,100
Proceeds from the IPO		2,884,545
Repayment of loan from Deutsche Telekom		(50,976)
Other changes	5,534	2,462
Net increase in cash and cash equivalents (maturity up to 3 months)	377,303	1,065,545

In total, the first six months saw a net cash outflow for operating activities of EUR 186,463 thousand, as will be explained in detail on the following pages.

Change in scope of consolidation

Last business year, T-Online International AG pressed ahead with expansion on the domestic and international fronts. To this end, in the course of the financial year 2000 shares were acquired in several companies inside and outside Germany. This should be borne in mind when comparing the first half year figures for 2000 and 2001.

Net revenues

	Jan. 1–June 30, 2001 thousands of €	Jan. 1–June 30, 2000 thousands of €	Absolute difference	2000 as a whole thousands of €
Access	459,227	311,240	147,987	665,916
Portal (advertising/e-commerce)	67,861	33,259	34,602	109,984
Other	12,182	8,506	3,676	21,271
Gesamt	539,270	353,005	186,265	797,171

In the first six months of 2001, T-Online International AG booked consolidated revenue of EUR 539,270 thousand, an increase of 52.8 percent over the first half of 2000. Our subsidiaries inside and outside Germany, in particular Club-Internet, also contributed strongly to the number, posting total revenue of EUR 46,304 thousand. Even excluding consolidated subsidiaries, net revenues surged 46 percent, first and foremost generated by our fast-growing Access and Portal divisions.

Personnel

Personnel costs

	Jan. 1–June 30, 2001 thousands of €	Jan. 1–June 30, 2000 thousands of €	Absolute difference	2000 as a whole thousands of €
Wages and salaries	(53,171)	(24,145)	(29,026)	(69,522)
Social security contributions and expenses for pension plans and benefits	(12,058)	(5,114)	(6,944)	(15,787)
Total	(65,229)	(29,259)	(35,970)	(85,309)

In the first six months of 2001, total personnel costs at T-Online International AG rose 123 percent as compared to the first half of 2000. This can be attributed among other things to the significant 80.7 percent increase in average payroll compared with the first half of 2000. The increase mainly stems from the first-time consolidation of newly acquired companies and the higher staffing levels at the parent company.

Number of employees (average)

	Jan. 1–June 30, 2001 number	Jan. 1–June 30, 2000 number	Absolute difference	2000 as a whole number
T-Online International AG	1,893	1,167	726	1,413
T-Online France/Club-Internet	481	348	133	293
Ya.com	229		229	61
Atrada	83		83	62
T-Online.ch	31		31	7
T-Online.at	29	15	14	19
daybyday	19		19	18
T-Online International AG Group	2,765	1,530	1,235	1,873
Trainees/student interns	54	13	41	30

As at June 30, 2001 the number of employees (calculated as full-timers and excl. trainees/student interns) had risen compared with December 31, 2000 by 4 to 2,690.

Depreciation and amortization

	Jan. 1–June 30, 2001 thousands of €	Jan. 1–June 30, 2000 thousands of €	Absolute difference	2000 as a whole thousands of €
Amortization on intangible assets	(201,947)	(77,101)	(124,846)	(244,229)
of which on goodwill	*(189,871)*	*(67,680)*	*(122,191)*	*(222,086)*
Depreciation on tangible assets	(10,479)	(5,854)	(4,625)	(15,125)
Total	(212,426)	(82,955)	(129,471)	(259,354)

Compared with the same period last year, in the first six months of 2001 amortization and depreciation has increased. The major contributing factor here was the companies that were newly acquired in 2000, with goodwill amortization totaling EUR 122,191 thousand in particular Club-Internet, Ya.com, daybyday and Atrada. In total, amortization and depreciation increased by EUR 129,471 thousand compared to the same period last year.

Investments

	Jan. 1–June 30, 2001 thousands of €	2000 as a whole thousands of €
Intangible assets	20,656	2,400,062
Tangible assets	24,063	41,056
Financial assets	76,241	732,075
Total	120,960	3,173,193

In the first six months of 2001, T-Online International AG invested EUR 76,241 thousand mainly in new financial assets (among others, t-info). The financial year 2000 saw, in particular, investments in goodwill in connection with the acquisition of the Group's subsidiaries inside and outside Germany (EUR 2,393,460 thousand).

Liquid assets

	June 30, 2001 thousands of €	Dec. 31, 2000 thousands of €
Cash in banks/petty cash and deposited with Deutsche Telekom AG	3,598,897	3,891,594

As at June 30 2001, liquid assets had decreased by approximately EUR 293 million from the December 31, 2000 figure. This change stems above all from the repayment of liabilities owed to Deutsche Telekom by means of time deposits placed with it and the resulting interest.

Consolidated statement of cash flows

Net cash used for operating activities

The net cash flow for operating activities in the first half of 2001 came to EUR 186,463 thousand. Given a Group net loss, a negative cash flow on operating activities was also posted. Net cash for operating activities primarily entailed netting of ongoing supplier liabilities owed to Deutsche Telekom with the time money we have deposited with our parent company.

Net cash provided by investing activities

A total of EUR 558 million in net cash was provided by investing activities for the first six months of 2001, essentially owing to rescheduling of longer-term investments (> 3 months) to form short-term investments (< 3 months).

Net cash provided by financing activities

In the first-half 2001, net cash provided by financing activities totalled EUR 6 million.

Additional information

Explanatory notes to subscription rights held by Board members and staff pursuant to section 160 para. 1 nos. 1 and 5 of the German Stock Corporation Act

The special shareholders' meeting of T-Online International AG resolved prior to the IPO last year to launch a stock option plan 2000 for management and Company specialists. The stock options issued last year on the basis of this plan can be exercised if, following the lock-up period, the absolute success target (40-percent increase in the share price as against the pre-defined exercise price) and the relative success target (20-percent outperformance of the Dow Jones Euro Stoxx Telekom) have both been achieved.

As at June 30, 2001 members of the Board of Management and Supervisory Board of T-Online International AG hold T-Online shares. The details: Ms. Altmeyer: 1,000 shares; Mr. Beaujean: 550 shares; Mr. Danke: 1,085 shares and 6,703 options; Mr. Graßmann: 1,050 shares. Mr. Holtrop does not hold any T-Online shares.
As at June 30, 2001 of the Supervisory Board members, Mr. Buchal held 7,100 T-Online shares, Dr. Sommer, Dr. Eick, Mr. Hedberg and Mr. Brauner each held 2,000 shares, Mr. Gallus holds 400 shares and Ms. Jackson 50 shares. Supervisory Board members Dr. Käsbeck, Mr. Häuser, Mr. Hoch, Dr. Rolle and Mr. Lagadère do not hold T-Online shares. For further information, please consult the Annual Report 2000.

With a view to the future requirements of T-Online International AG, the Stock Option Plan 2000 has been moved forwards. For this reason, the Stock Option Plan 2001 features a premium-priced plan which enables us to offer management and specialist an attractive form of remuneration and also allows us to book the stock options issued without them affecting the balance sheet. The key changes compared with the Stock Option Plan 2000 thus consist of the fact that we have eliminated the pegging to an index, i. e. to the 20-percent outperformance of the Dow Jones Euro Stoxx Telekom and have likewise abandoned the absolute success target.

The premium is 25 percent. The options are issued for five years. The respective maturity of the options is ten years. A maximum 50 percent of the options can be exercised after a waiting period of two years and 100 percent can be exercised after a waiting period of three years.

The first tranche was issued on August 13, 2001.

Reconciliation to US GAAP

	Jan. 1-June 30, 2001 thousands of €	2000 as a whole thousands of €
Group net loss for the year according to German GAAP	**(265,854)**	(389,719)
Intangible assets	7,732	15,465
IPO costs	–	146,398
Capitalization of software costs	2,022	2,674
Acquisition of stake in Ya.com	(13,161)	(6,598)
Other differences	2,999	168
Different effect on income tax	3,705	(41,656)
Group net loss for the year according to US GAAP	**(262,557)**	(273,268)

The key item in the reconciliation last business year was the direct netting of IPO costs (after taxes) against the shareholders' equity. In the period under review, the differences can primarily be attributed to different valuations for intangible assets (incl. software) and in the context of the acquisition of Ya.com as well as difference in methods and valuations for deferred taxes. As at June 30 2001, according to US GAAP shareholders' equity totals EUR 6,402,225 thousand as against EUR 6,660,638 thousand on Dec. 31, 2000.

Board of Management

Darmstadt, August 2001
T-Online International AG

T-Online International AG
Investor Relations
P.O. Box 10 11 52, D-64211 Darmstadt, Germany
Fax: +49 61 51/6 80-2 99
Internet: www.t-online.de
E-Mail: ir@t-online.net

The German version of these consolidated interim financial statements for the period from January 1 to June 30, 2001 shall be binding.